Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

November 10, 2011

VIA EDGAR

Ms. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	Marine Growth Ventures, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-K/A for Fiscal Year Ended December 31, 2010 Filed May 12, 2011 File No. 333-128077

The following are responses of Marine Growth Ventures, Inc. (the “Company”) to the corresponding numbered comments in the November 10, 2011 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an Amendment No. 2 to the amended Form 10-K for the fiscal year ended December 31, 2010, promptly upon the Commission’s confirmation of the adequacy of the response provided by the Company in this letter (which approach was discussed by Mr. Jeffrey Sears with our securities counsel, Andrew Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response).

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 13

1. We note that your disclosure in “Item 9A” does not discuss management’s evaluation of the company’s disclosure controls and procedures or your principal executive and financial officers’ conclusions regarding the effectiveness of those controls and procedures. Please revise your disclosure to comply with the requirements of Item 307 of
Regulation S-K.

Response: We will include in the Amended Filing a revised Item 9A that will read as follows:

Item 9A.                      Controls and Procedures.

Disclosure Controls and Procedures

Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

Our principal executive officer and principal financial and accounting officer evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2010, and due to the material weaknesses in our internal control over financial reporting described in our accompanying Management's Report on Internal Control over Financial Reporting, our principal executive officer and principal financial and accounting officer concluded that, as of such date, our disclosure controls and procedures were not effective.

Managements Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial and accounting officer an assessment was conducted of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2010. In making this assessment, the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission was used. Based on the results of this assessment and on those criteria, the Company’s principal executive officer and principal financial and accounting officer concluded that the material weaknesses that existed in our  disclosure controls and procedures, including our internal control over financial reporting, as of December 31, 2009, continued to exist at December 31, 2010 as follows:

Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

A material weakness in the Company’s disclosure controls and procedures, including our internal control over financial reporting, exists in that there is limited segregation of duties amongst the Company’s employees with respect to the Company’s preparation and review of the Company’s financial statements.

A material weakness in the Company’s disclosure controls and procedures, including our internal control over financial reporting, exists in that there is an insufficient number of personnel with an appropriate level of experience and knowledge of the U.S. GAAP and SEC reporting requirements.  This material weakness may affect management’s ability to effectively review and analyze elements of the financial statement closing process and prepare financial statements in accordance with U.S. GAAP.

As result of the amended financials for the period ended December 31, 2010, management identified a weakness in its review process of accounts payable.

As a result of the existence of the foregoing material weaknesses, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2010 or for the annual period then ended.

The Company intends to address these material weaknesses at such time it resumes operations.

As result of the amended financials for the period ended June 30, 2009, management identified a weakness in its review process of disclosures of subsequent events. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in internal control

There were no changes in the small business issuer’s internal control over financial reporting identified in connection with the company evaluation required by paragraph (3) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the small business issuer’s fiscal year that has materially affected or is reasonably likely to materially affect the small business issuer’s internal control over financial reporting

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 414.283.2639.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andrew Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the filing of our amended annual report.

Very truly yours,

/s/ Katherine Ostruszka
Katherine Ostruszka
Chief Financial Officer

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